Exhibit 12

AMR CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended March 31,
	2012	2011
Loss:
Loss before income taxes	$(1,660)	$(436)

Add: Total fixed charges (per below)	413	464

Less: Interest capitalized	12	7

Total earnings (loss) before income taxes	$(1,259)	$21

Fixed charges:
Interest	$168	$188

Portion of rental expense representative of the interest factor	229	258

Amortization of debt expense	16	18

Total fixed charges	$413	$464

Ratio of earnings to fixed charges	—	—

Coverage deficiency	$1,672	$443